
12062777

DD 9/4/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden Beneficial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 San Felipe, Suite 111
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Woods (713)781-9708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Kinard & Co., P.C.
(Name – *if individual, state last, first, middle name*)

400 Pine Street (Address) Abilene (City) Texas (State) 79601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/18

OATH OR AFFIRMATION

I, Jennifer Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Beneficial Securities Corporation, as of the 30th of June, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title


JOSIE JACKSON
Notary Public, State of Texas
My Commission Expires
November 18, 2012

8/15/12

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN BENEFICIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

together with

REPORT OF INDEPENDENT AUDITORS

FOR THE YEAR ENDED
JUNE 30, 2012

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

GOLDEN BENEFICIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

together with

REPORT OF INDEPENDENT AUDITORS

FOR THE YEAR ENDED
JUNE 30, 2012

GOLDEN BENEFICIAL SECURITIES CORPORATION

CONTENTS

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Golden Beneficial Securities Corporation:

We have audited the accompanying statement of financial condition of Golden Beneficial Securities Corporation (the Company) as of June 30, 2012, and the related statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Beneficial Securities Corporation as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Davis Kinard & Co, PC

Certified Public Accountants

Abilene, Texas
August 16, 2012

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2012

Assets

Cash and cash equivalents	$	49,873
Cash deposits with clearing organizations		100,047
Available for sale securities		122
Commissions receivable		141,940
Prepaid expenses		113
Deferred tax asset		17,808
Property and equipment, net		2,990
Total assets	$	312,893

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable	$	92,482
Accrued liabilities		71,357
Commissions payable		37,018
Total liabilities		200,857
Shareholders' Equity		
Common stock, $1.00 par value; 100,000 shares authorized; 30,000 shares issued and outstanding		30,000
Additional paid-in-capital		175,088
Retained deficit		(93,053)
Net unrealized appreciation on available for sale securities		1
		112,036
Total Liabilities and Shareholders' Equity	$	312,893

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Operations
For the Year Ended June 30, 2012

Revenues		
Commissions, fee and interest income	$	2,661,316
Operating expense		
Clearing fees		578,424
Commission expense		750,819
Management service and expense		959,978
Other		461,901
Total operating expense		2,751,122
Loss before provision for income taxes		(89,806)
Provision for income taxes		(7,205)
Net loss	$	(82,601)

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Comprehensive Loss
For the Year Ended June 30, 2012

Net loss	$	(82,601)
Other items of comprehensive income		
Change in unrealized appreciation on investment securities available for sale, before tax		(26)
Comprehensive loss before tax		(82,627)
Income tax benefit related to other items of comprehensive income		-
Comprehensive loss	$	(82,627)

The accompanying notes are an
integral part of these financial statements.

Net Unrealized Appreciation on Available for Sale Securities	Total Shareholders' Equity
$ 27	$ 194,663
	(82,601)
(26)	(26)
$ 1	$ 112,036

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2012

Cash flows from operating activities		
Net loss	$	(82,601)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		460
Deferred income tax		(13,163)
Changes in operating assets and liabilities:		
Deposits with clearing organizations		928
Commissions receivable		110,188
Prepaid expenses		72
Other assets		5,000
Accounts payable		42,456
Accrued liabilities		(68,313)
Commissions payable		(61,018)
Net cash used by operating activities		(65,991)
Cash flows from investing activities		
Additions to premises and equipment		(3,026)
Net cash used by investing activities		(3,026)
Net change in cash and cash equivalents		(69,017)
Cash and cash equivalents at beginning of year		118,890
Cash and cash equivalents at end of year	$	49,873
Supplemental disclosures of cash flow information		
Income taxes paid	$	8,459

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Notes to Financial Statements
June 30, 2012

Note 1: Summary of Significant Accounting Policies

A summary of Golden Beneficial Securities Corporation's (the Company) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Nature of Business

Beneficial Securities Corporation (Beneficial) was organized on October 27, 1997 under the laws of the State of Texas to engage solely in the business of a registered broker-dealer and is registered with the SEC and FINRA. Effective March 23, 1999, Beneficial changed its name to Golden Beneficial Securities Corporation. The Company operates in Houston, Texas brokering investments to a select group of investors primarily in the equity securities industry.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with financial institutions and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Commissions Receivable

Commissions receivable represents amounts owed to the Company which are expected to be collected within the next twelve months. Management evaluates receivables on an ongoing basis and establishes an allowance for doubtful accounts for specific accounts the Company considers uncollectible. At June 30, 2012, an allowance for doubtful accounts was not considered necessary as all accounts were considered collectible.

Property and Equipment

Property and equipment is stated at cost. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income. At June 30, 2012, property and equipment consisted of computer equipment with a cost of $8,978, net of accumulated depreciation of $5,988.

Note 1: Summary of Significant Accounting Policies - *continued*

Depreciation

Depreciation is provided on a straight-line basis in amounts sufficient to relate the cost of depreciable assets over their estimated service lives, generally three to seven years. Depreciation expense charged to operations for the year ended June 30, 2012, totaled $460.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the year ended December 31, 2012 amounted to $60,400.

State Income Taxes

The Company is subject to Texas franchise tax, commonly referred to as the Texas margin tax, for the period ended June 30, 2012. Accordingly, a provision for state income tax has been included in the accompanying financial statements.

Federal Income Taxes

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

The Company had no unrecognized tax benefits at June 30, 2012. The Company recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the year ended June 30, 2012, the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Company is no longer subject U.S. federal or state tax examinations by tax authorities for years before 2008.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Notes to Financial Statements
June 30, 2012

Note 2: Related Party Transactions

An affiliate related through common ownership, Augusta Securities, Ltd. (Augusta) provides several management and administrative services on behalf of the Company and charges management fees for these services. The management fees are not necessarily indicative of the cost that would have been incurred had the Company been a separate and independent operation. For the year ended June 30, 2012, management fees totaled $959,978, and are included in operating expenses on the accompanying statement of operations. At June 30, 2012, the Company owed Augusta $53,000, which is included in accrued liabilities on the accompanying statement of financial condition.

Note 3: Income Taxes

The provision for income taxes consists of the following components:

Current expense - State	$	5,958
Deferred revenue - Federal		(13,163)
Total provision	$	(7,205)

The temporary differences that give rise to deferred taxes are related to using the cash basis for income tax reporting and the accrual basis for financial reporting.

The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition are as follows:

Deferred tax assets:		
Accounts payable, accrued liabilities and commissions payable	$	30,129
NOL carryforward		8,952
Deferred tax liabilities:		
Commission receivable		(21,291)
Prepaid expenses		18
Net deferred tax asset	$	17,808

The Company files a calendar year tax return. The Company has a net operating loss carryforward of $59,683 that expires in 2031.

Note 4: Marketable Securities

Securities consist of stock and these securities are classified as available for sale, which are carried at fair value. At June 30, 2012, equity securities with a cost of $121 had a fair value of $122 with unrealized gains and losses being excluded from earnings and included as a component of other comprehensive income. At June 30, 2012, the net unrealized gain was not reported net of tax due to the insignificance of the tax effect. Due to the insignificance of the balance of the marketable securities, fair value measurement disclosures are not presented in tabular format. At June 30, 2012, the equity securities held by the Company were valued using Level 1 inputs. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The Company uses the specific identification method in determining realized gains and losses on the sale of securities.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2012, the Company had net capital of $91,105, which was $77,715 in excess of its required net capital of $13,390. The Company net capital ratio was 2.20 to 1.

Note 6: Commitments and Contingencies

The nature of the Company's business subjects it to claims, lawsuits/arbitrations, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate resolution of such matters cannot be determined at the current time and there can be no assurance that these matters will not have a material adverse effect on the Company in any future period. However, it is the opinion of management that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition or operating results of the Company.

Note 7: Subsequent Events

The Company has evaluated all subsequent events through August 16, 2012, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GOLDEN BENEFICIAL SECURITIES CORPORATION

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2012

Net Capital:		
Shareholders' equity from statement of financial condition	$	112,036
Non allowable assets		(20,911)
		91,125
Haircuts:		
Other securities - 15% of current market value		20
NET CAPITAL	$	91,105
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $200,857)	$	13,390
Minimum dollar net capital requirement		5,000
Excess net capital		77,715
Excess net capital at 1000%	$	89,096
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition	$	200,857
Ratio:		
Aggregate indebtedness to net capital		2.21 to 1
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of June 30, 2012)		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	109,462
Less: accrued audit fees		(12,400)
Less: accrued state taxes payable		(5,957)
Net capital as reported above	$	91,105

See Independent Auditor's Report

GOLDEN BENEFICIAL SECURITIES CORPORATION

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C-3

AS OF JUNE 30, 2012

Golden Beneficial Securities Corporation does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

DK *Davis Kinard & Co, PC*
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

In planning and performing our audit of the financial statements of Golden Beneficial Securities Corporation (the Company), as of and for the year ended June 30, 2012, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David Kinard & Co, PC

Certified Public Accountants

Abilene, Texas
August 16, 2012


Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / F 325.672.7049
www.dkcpa.com

To the Shareholders
Golden Beneficial Securities Corporation
Houston, TX

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Golden Beneficial Securities Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC

Certified Public Accountants

Abilene, Texas
August 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **6/30/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052010 FINRA JUN
GOLDEN BENEFICIAL SECURITIES CORPORATION
5850 SAN FELIPE ST STE 111
HOUSTON TX 77057-3012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jennifer Woods (713)781-9708

2. A. General Assessment (item 2e from page 2) $ 3485

B. Less payment made with SIPC-6 filed (**exclude interest**) (2010)

7/5/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1475

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1475

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1475

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Golden Beneficial Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of August, 20 12

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2011 and ending 6/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2661286
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	27
Total additions	2661313
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1157256
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	60000
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	10432
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 39826	
Enter the greater of line (i) or (ii)	39826
Total deductions	1267514
2d. SIPC Net Operating Revenues	$ 1393799
2e. General Assessment @ .0025	$ 3485

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